Notice of Exempt Solicitation

NAME OF REGISTRANT: ConocoPhillips

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Oxfam America, alongside co-filers Folksam, Greater Manchester Pension Fund, KLP, and PenSam, urges you to vote FOR Item 9, which requests a tax transparency report, at ConocoPhillips’ annual meeting of shareholders on May 16, 2023.

I.	RESOLUTION

RESOLVED: Shareholders request that the Board of Directors issue a tax transparency report to shareholders, at reasonable expense and excluding confidential information, prepared in accordance with the requirements and recommendations set forth in the Global Reporting Initiative’s (GRI) Tax Standard, including disclosure of payments to governments.

II.	ARGUMENTS IN FAVOR OF A “FOR” VOTE

A.	Summary of arguments in favor of a “for” vote

•	Aggressive tax avoidance may introduce significant risks that undermine investment returns in the medium and long-term. Tax authorities across the globe have repeatedly challenged ConocoPhillips’ approach to taxation, producing significant additional tax and litigation expenses for the company.
•	ConocoPhillips does not disclose revenues or profits in each non-US market where it operates, nor the corresponding foreign tax payments, challenging investors’ ability to evaluate the risks of taxation reforms, or to assess whether ConocoPhillips’s tax practices are consistent with long-term value creation. ConocoPhillips also recently withdrew from the Extractive Industries Transparency Initiative (EITI), limiting investor and public access to details about its payments to governments around the world.[1]
•	Many major oil, gas, and mining companies – including US companies – publish a GRI-aligned tax report, leaving ConocoPhillips lagging behind its peers. A GRI-aligned tax report would enable investors to better evaluate the company’s exposure to risk and make informed decisions.

B.	Aggressive tax planning creates investment risks

Investors, companies, governments and civil society are increasingly recognizing that a company’s tax practices can be financially material.2

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in ConocoPhillips’s proxy statement.

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At an asset level, risks may include:

•	Heightened attention of tax authorities and adjustment risk following successful investigation by tax authorities of whether a company’s tax planning complies with the law.
•	Vulnerability to changes in tax regulation and enforcement.[3]
•	Reputational damage and loss of social licence to operate.

Aggressive tax avoidance can also introduce macro-economic distortions with subsequent portfolio and systemic-level risks that undermine the long-term performance of investments.4 At a portfolio level, aggressive tax avoidance by one company may undermine fair competition between all companies in a sector.5 It may also have larger macro-economic impacts, by reducing money available for government spending on critical services and infrastructure, which enable long-term business and social sustainability.6 The effects are profound: studies estimate corporate profit shifting causes annual government tax revenue losses of $70 – 100 billion in the US and $312 billion globally.7 The PRI, representing investors with $89 trillion assets under management, states that tax avoidance is a key driver of inequality, which is associated with poor long-term business and social performance.8

Risk: Increased attention from tax authorities

In the case of ConocoPhillips, tax authorities across the globe have repeatedly challenged the company's approach to taxation, producing significant expenses for the company, including increased tax liabilities and legal expenditures. According to the company’s own annual report, ConocoPhillips paid out $510 million to settlements with tax authorities in 2022.9

In 2012, ConocoPhillips’ UK subsidiary sold two subsidiary companies holding ConocoPhillips’ oil assets in Vietnam. ConocoPhillips attempted to pay no tax on the capital gain, but the government of Vietnam sought to levy a tax bill of $179 million due to its right to tax the transaction under the UK-Vietnam tax treaty.10 After seeking to challenge the tax bill in international arbitration, ConocoPhillips was forced to settle with the government of Vietnam.11

Norwegian tax authorities have also challenged ConocoPhillips’ tax practices on multiple occasions. In March 2022, ConocoPhillips lost a case concerning the intercompany interest rate ConocoPhillips used on a five-year NOK 20 billion ($3.4 billion in 2013 US dollars) loan provided by a ConocoPhillips subsidiary in Delaware to another ConocoPhillips subsidiary in Norway.12 The court found that ConocoPhillips had set the interest rate too high above an arm’s length interest rate, thereby increasing costs for the Norwegian subsidiary and reducing its taxable income in Norway. The court’s decision required a downward revision of the interest rate, which yielded a greater profit calculation and a larger tax bill for the Norwegian subsidiary. This decision appears to have harmed ConocoPhillips’ financial performance, and the company’s 2022 second quarter earnings release included “a Norway tax reform-related adjustment” that partially offset its gains for the quarter.13 This 2022 case was not the first time Norway had successfully challenged ConocoPhillips on a similar tax maneuver: a Norwegian court also ruled against ConocoPhillips’ use of intragroup interest rates in a 2010 case.14

ConocoPhillips has faced tax controversies in various other countries too. ConocoPhillips and the Timor-Leste government have engaged in a long-running tax dispute,15 and after spending several years challenging a $236 million assessment in international arbitration, ConocoPhillips agreed to a settlement in 2016.16 Further, ConocoPhillips lost a 2017 tax case in Canada17 and a 2014 case in the US.18 Even when ConocoPhillips does not lose legal disputes, it still pays significant legal costs.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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Tax authorities may soon subject ConocoPhillips’ tax practices to even greater scrutiny. Economic challenges and the impact of the pandemic have pushed governments to focus more intently on collecting corporate tax revenue. In a 2022 tax survey, Deloitte found that 96% of US companies “believe that more tax disputes may arise out of increased government deficits due to Covid-19.”19

In the US, the recently passed Inflation Reduction Act included an $80 billion funding increase to the Internal Revenue Service (IRS), with $46 billion of this earmarked for enforcement. This additional government funding is expected to bring in an additional $204 billion in taxes through to 2031,20 and this will likely come from increased tax enforcement including for large multinational companies like ConocoPhillips.21

Risk: Vulnerability to changes in tax regulation

ConocoPhillips may face potentially significant increases in tax liability due to a suite of proposed and adopted global taxation reforms. In 2021, 137 countries agreed to a two-pillar tax reform framework drafted by the OECD, hailed as the biggest changes to corporate taxation in a century.22 In December 2022, European Union (EU) member states agreed to implement the minimum corporate taxation component of the deal.23 The global minimum tax would create a 15% minimum effective corporate tax that applies on a country-by-country basis, which may ensure that multinationals pay this amount regardless of whether their headquarters jurisdiction domestically implements the minimum tax. Investors should have access to tax information on a country-by-country basis to better inform investors whether there may be additional tax risks associated with these international reform efforts. Members of the United Nations (UN) also recently resolved to discuss tax cooperation, another potential source of significant changes to global corporate taxation.24

In Colombia, one of the countries where ConocoPhillips operates, the new government implemented significant increases in oil taxation. Oil companies could end up paying as much as 85% of project revenues to the government.25

Risk: Loss of social license

The risk of loss of social license – “the perception by stakeholders that a business or industry is acting in a way that is fair, appropriate, and deserving of trust”26 – is particularly salient in the oil, gas, and mining sectors, and it carries significant impact. Upstream extraction in particular comes with elevated expectations of potential benefits from host country governments, citizens, and impacted communities. Tax avoidance can leave these stakeholders dismayed, discontented, and angry that they are not receiving the promised benefits from the project. This frustration can lead to protests and conflicts, costly project stoppages, revocations of the right to extract, or renegotiation of fiscal terms, sometimes ultimately costing the company more than it would have paid if it had paid a greater share of taxes in the first place. For example, project stoppages due to community conflict can cost extractive projects as much as $20 million per week.27

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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C.	ConocoPhillips’ current reporting is insufficient

ConocoPhillips does not currently disclose sufficient information to allow investors to make an informed and independent assessment of the company’s tax practices and any potential risks. In its annual 10-K report, ConocoPhillips reports its US and its aggregate foreign tax payment, but ConocoPhillips does not provide a breakdown of its foreign tax payments by jurisdiction.28 While ConocoPhillips is legally required to provide similar tax-related disclosures in certain other jurisdictions, without information on profits and losses in a jurisdiction, investors cannot determine whether the amount of taxes paid aligns with economic activity. ConocoPhillips does not even disclose its taxes paid at the country level for many of the jurisdictions where it operates.

ConocoPhillips’ Global Tax Policy is also insufficient.29 The policy states that ConocoPhillips’ tax planning is “prudent,” complies with applicable laws, and uses arm’s length principles in transfer pricing. It otherwise provides little insight into the company's approach to tax planning, and ConocoPhillips has in fact repeatedly lost tax challenges for a failure to properly use the arm’s length principle in transfer pricing.30 Further, investors need the quantitative data provided by country-by-country reporting – which ConocoPhillips does not sufficiently report – to be able to assess whether ConocoPhillips’ tax practices comply with its tax policy.

ConocoPhillips also recently stopped reporting payments to governments in a number of jurisdictions. For fifteen years, ConocoPhillips was a member of the EITI, the global standard for transparency in oil, gas, and mining. In 2021, EITI evaluated whether its supporting companies were complying with its Company Expectations, and it found that ConocoPhillips was not compliant with the expectation to disclose project-level payments to governments in all jurisdictions.31 After the evaluation, ConocoPhillips withdrew from EITI,32 avoiding having to disclose its payments to governments in a large majority of its countries of operation.33 Although Section 1504 of the Dodd-Frank Act will soon require ConocoPhillips to publish its payments to governments around the world, this report will not include many of the components of the GRI standard that are necessary to understand a company’s tax practices, such as country-by-country profits and revenues.

D.	Publishing a GRI-aligned tax report would bring ConocoPhillips in line with its peers and allow investors to make an informed and independent assessment of risk

The recognition that tax practices can pose a financially material risk to investors helped lead to the creation of GRI Standard 207 on Tax. The GRI Standards are the world’s most utilized corporate reporting standard and the GRI Tax Standard is the first comprehensive, global standard for public tax disclosure.34 The Tax Standard requires four components:

•	GRI 207-1: disclosure of a company’s approach to tax
•	GRI 207-2: disclosure of a company’s tax governance, control, and risk management
•	GRI 207-3: disclosure of a company’s stakeholder engagement and management of concerns related to tax
•	GRI 207-4: public country-by-country reporting (pCbCR) of certain company financial information, including income tax paid and accrued, profits and losses, related party revenues, third party revenues, number of employees, and tangible assets within each jurisdiction. Many companies also choose to provide narrative explanations of their financial data in each country of operation to assist in proper interpretation of the data.

GRI 207 also recommends disclosing “industry-related and other taxes or payments to governments.” These other project-specific payments to governments are particularly important in the oil and gas industry because fiscal arrangements often include methods of compensation like royalties, profit oil, bonus payments, and taxes to subnational governments. Accordingly, in the GRI standard for the oil and gas sector, GRI identifies disclosures of all significant project-level payments to governments as relevant for that sector in reporting under the Tax Standard.35

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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Many of ConocoPhillips’ peer companies in the oil, gas, and mining sectors publish tax transparency reports aligned with the GRI Tax Standard, including Anglo American,36 BHP,37 BP,38 Eni,39 Equinor,40 Hess,41 Newmont,42 Repsol,43 Rio Tinto,44 Shell,45 South32,46 Teck Resources,47 and TotalEnergies.48 This adoption of the GRI standard is by no means limited to foreign companies: Hess and Newmont are both US companies. These companies have not faced adverse effects from disclosing additional tax data. These disclosures provide a decision-useful picture of a company’s tax practices, unlike ConocoPhillips’ insufficient current reporting. Publishing a GRI-aligned tax report would help address ConocoPhillips’ status as a laggard on transparency issues.

Companies releasing tax reports understand that these reports are a key method of building trust and providing investors and stakeholders with adequate transparency. For example, Shell’s former Chief Financial Officer Jessica Uhl said, “The taxes Shell pays are one of the many links between our business and the countries and communities where we operate. Today, it is more important than ever that we are open about our tax payments so that people can understand how much we pay and why.”49

Public country-by-country reporting of tax information, as is required by GRI 207-4, is also increasingly promoted by regulatory action. Since 2015, European financial institutions have been required to publish CbCR.50 In 2021, the US House passed the Disclosure of Tax Havens and Offshoring Act, which would require public corporations to publish CbCR.51 Also in 2021, the EU approved a directive requiring large multinationals operating there to disclose CbCR information for their operations across EU member states and selected other jurisdictions.52 Then, in 2022, Australia announced plans to require comprehensive pCbCR for all large multinationals operating in that country.53 PCbCR was a key recommendation of the UN FACTI panel.54 GRI-aligned tax reports provide investors with the ability to assess comparable reports for companies regardless of which jurisdictions require the company to comply with their similar – but somewhat distinct – disclosure regimes. The GRI Tax Standard is closely aligned to private reporting already required under OECD BEPS for large multinationals, including ConocoPhillips, and therefore the additional compliance burden for reporting is negligible.

The trend towards tax transparency has attracted significant investor support. Investors representing over $5.6 trillion in assets under management supported the introduction of pCbCR in the EU,55 and investors representing $2.9 trillion in assets supported the introduction of mandatory, public CbCR in the US via the Disclosure of Tax Havens and Offshoring Act.56 Shareholders voted on the first major tax transparency shareholder resolution in May 2022 at Amazon’s annual general meeting, and similar resolutions at Microsoft and Cisco attracted even larger shares of investor support at their respective meetings in December.57 Tax transparency and pCbCR also factor into various ESG ratings and indexes, including the FTSE Russell’s proprietary ESG Ratings and Data that factor into various FTSE Russell sustainable investment indexes, Standard & Poor’s sustainability assessment methodology, and MSCI ESG Research’s ESG Rating model and MSCI All Country World Index.58

III.	Conclusion

Investors need an adequate understanding of a company’s tax practices in order to make informed decisions. Potential changes in tax regulation and enforcement may impact a company’s profitability, while aggressive tax avoidance may lead to challenges from tax authorities and other risks that undermine the medium- and long-term returns of an investor’s broader portfolio. Despite an increasing trend towards tax transparency, ConocoPhillips continues to lag behind its peers in the oil, gas, and mining sectors. A GRI-aligned tax transparency report would remedy this lack of tax transparency and benefit investors.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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We therefore urge shareholders to vote FOR Item 9.

For more information, please contact Daniel Mulé at daniel.mule@oxfam.org.

1 EITI (2022), ConocoPhillips ceases to be an EITI supporting company, https://eiti.org/news/conocophillips-ceases-be-eiti-supporting-company

2 FACT Coalition (2022), A Material Concern: The Investor Case for Public Country-by-Country Tax Reporting, https://thefactcoalition.org/report/a-material-concern-the-investor-case-for-public-country-by-country-tax-reporting/

3 Morel, J. (2018), Aggressive Tax Optimisation: what is the best ESG Approach, p. 16 – 17, https://research-center.amundi.com/files/nuxeo/dl/11c94512-929d-4b88-9a23-792100a994bb.

4 Andrew Spurr and Mihnea Gheorghe (2022), “Tax Fairness Should be a Core Principle in Corporate Sustainability Strategies,” Morningstar, June 13, 2022, https://www.morningstar.com/articles/1098061/tax-fairness-should-be-a-core-principle-in-corporate-sustainability-strategies

5 UNPRI (2021), What is Tax Fairness and What Does it Mean for Investors?, https://www.unpri.org/download?ac=15325

6 UNPRI (2020), Advancing tax transparency: outcomes from the PRI collaborative engagement, https://www.unpri.org/governance-issues/advancing-tax-transparency-outcomes-from-the-pri-collaborative-engagement/5541.article

7 Tax Justice Network (2021), The State of Tax Justice 2021, https://taxjustice.net/reports/the-state-of-tax-justice-2021/; Kimberly Clausing, “Profit Shifting Before and After the Tax Cuts and Jobs Act,” National Tax Journal 73(4), 28 (2020), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3274827

8 GRI (2019), Backing for GRI’s Tax Standard, https://www.globalreporting.org/about-gri/news-center/backing-for-gri-s-tax-standard/

9 ConocoPhillips (2022), Form 10-K, Note 17, https://conocophillips.gcs-web.com/static-files/93ced561-e23a-4949-9b88-ec7ad6606df5

10 George Turner (2018), “Oil firms use secretive court hearing in bid to stop Vietnam taxing their profits,” The Guardian, August 15, 2018, https://www.theguardian.com/global-development/2018/aug/15/oil-firms-use-secretive-court-hearing-in-bid-to-stop-vietnam-taxing-their-profits

11 Nick Mathiason (2020), ”Oil major settles huge capital gains tax bill to Vietnam after Finance Uncovered investigation,” Finance Uncovered, January 20, 2020, https://www.financeuncovered.org/stories/oil-major-pays-179m-capital-gains-tax-bill-to-vietnam-after-finance-uncovered-investigation

12 Norway vs ConocoPhillips Skandinavia AS, March 2022, Court of Appeal, Case No LG-2021-38180,

https://tpguidelines.com/norway-vs-conocophillips-skandinavia-as-march-2022-court-of-appeal-case-no-lg-2021-38180/

13 ConocoPhillips (2022), ConocoPhillips Reports Second-Quarter 2022 Results, 1, https://static.conocophillips.com/files/resources/2q22-earnings-release.pdf

14 PWC (2013/14), International Transfer Pricing: Norway, 656, https://www.pwc.com/gx/en/international-transfer-pricing/assets/norway.pdf

15 La’o Hamatuk (2021), Making the Oil Companies Pay What They Owe, https://www.laohamutuk.org/Oil/tax/10BackTaxes.htm

16 Angela Macdonald-Smith (2016), ”ConocoPhillips settles tax disputes with Timor-Leste,” Australian Financial Review, February 18, 2016, https://www.afr.com/markets/equity-markets/conocophillips-settles-tax-disputes-with-timorleste-20160218-gmwzg8

17 Canada (National Revenue) v. ConocoPhillips Canada Resources Corp., 2017 FCA 243 (CanLII), https://www.canlii.org/en/ca/fca/doc/2017/2017fca243/2017fca243.html?resultIndex=1

18 United States v. ConocoPhillips Company, No. 12-5170 (10th Cir. 2014), https://law.justia.com/cases/federal/appellate-courts/ca10/12-5170/12-5170-2014-03-12.html

19 Deloitte (2022), Deloitte‘s 2022 Global Tax Survey: Beyond BEPS, 14, https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Tax/gx-beps-global-survey-summary-results-2022.pdf

20 Natalie Olivo (2022), “IRS Budget Boost May Increase Transfer Pricing Scrutiny,” Law 360, August 29, 2022, https://www.law360.com/articles/1525464/irs-budget-boost-may-increase-transfer-pricing-scrutiny-

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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21 Luis Coronado (2022), “Why the tax controversy outlook looks set to become even more challenging,” ITR, September 22, 2022, https://www.internationaltaxreview.com/article/2anlo2u2g0g1bcurvaark/sponsored/why-the-tax-controversy-outlook-looks-set-to-become-even-more-challenging

22 Emma Agyemang et al. (2021), “OECD close to final global deal on corporate tax,” Financial Times, October 8, 2021, https://www.ft.com/content/3e3e6a7d-67d5-437d-a7b2-29c52ce9c78f

23 Council of the EU (2022), International taxation: Council reaches agreement on a minimum level of taxation for largest corporations, https://www.consilium.europa.eu/en/press/press-releases/2022/12/12/international-taxation-council-reaches-agreement-on-a-minimum-level-of-taxation-for-largest-corporations/

24 The Economist (2022), Developing Countries Take Tax Talks to the UN, https://finance.yahoo.com/news/developing-countries-tax-talks-un-113540911.html

25 Andrea Jaramillo (2022), “Colombia Oil Companies to Pay 85% in Taxes After Reform: Group,” Bloomberg November 15, 2022, https://news.bloombergtax.com/daily-tax-report-international/colombia-oil-companies-to-pay-85-in-taxes-after-reform-group

26 Lucy Pérez, Dame Vivian Hunt, Hamid Samandari, Robin Nuttall, and Krysta Biniek, “Does ESG really matter—and why?”, McKinsey and Company, https://www.mckinsey.com/capabilities/sustainability/our-insights/does-esg-really-matter-and-why

27 Rachel Davis and Daniel Franks (2014), “Costs of Company-Community Conflict in the Extractive Sector,” Corporate Social Responsibility Initiative Report No. 66, 8, https://www.csrm.uq.edu.au/media/docs/603/Costs_of_Conflict_Davis-Franks.pdf

28 ConocoPhillips (2021), Form 10-K, Note 17 https://conocophillips.gcs-web.com/static-files/4e65e89c-0495-46d8-ab9d-15925e5a2d80

29 ConocoPhillips, Global Tax Policy, https://www.conocophillips.com/sustainability/integrating-sustainability/sustainable-development-governance/policies-positions/global-tax-policy/

30 Norway vs ConocoPhillips Skandinavia AS, March 2022, Court of Appeal, Case No LG-2021-38180,

https://tpguidelines.com/norway-vs-conocophillips-skandinavia-as-march-2022-court-of-appeal-case-no-lg-2021-38180/; PWC (2013/14), International Transfer Pricing: Norway, 656, https://www.pwc.com/gx/en/international-transfer-pricing/assets/norway.pdf

31 EITI (2021), Assessment of adherence to the Expectations for EITI supporting companies,

https://eiti.org/documents/assessment-adherence-expectations-eiti-supporting-companies

32 Aubrey Menard (2022), “ConocoPhillips Leaves Global Transparency Initiative, Keeps Payments Secret,” Oxfam, July 13, 2022, https://politicsofpoverty.oxfamamerica.org/conocophillips-leaves-global-transparency-initiative-keeps-payments-secret/

33 EITI (2022), ConocoPhillips ceases to be an EITI supporting company, https://eiti.org/news/conocophillips-ceases-be-eiti-supporting-company

34 KPMG (2020), The Time Has Come, https://assets.kpmg/content/dam/kpmg/xx/pdf/2020/11/the-time-has-come.pdf

35 GRI 11: Oil and Gas Sector 2021, Topic 11.21 (Sector Standard reference number 11.21.7), https://www.globalreporting.org/standards/standards-development/sector-standard-for-oil-and-gas/

36 AngloAmerican (2022), Tax and Economic Contribution Report 2021, https://www.angloamerican.com/~/media/Files/A/Anglo-American-Group/PLC/investors/annual-reporting/2022/tax-and-economic-contribution-report-2021.pdf

37 BHP (2022), BHP Country-by-Country Report 2021, https://www.bhp.com/about/operating-ethically/tax-transparency

38 BP (2021), Tax Report 2020, https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/group-reports/bp-tax-report-2020.pdf

39 Eni (2021), Country by Country Report 2020, https://www.eni.com/assets/documents/eng/reports/2020/Country-by-Country-2020_ENG.pdf

40 Equinor (2022), Tax Contribution Report 2022, https://cdn.sanity.io/files/h61q9gi9/global/dc3e3c65a248d4bb5e69de02fd4716f04f4dffe0.pdf?equinor-tax-contribution-report-october-2022.pdf

41 Hess (2022), Sustainable Tax Practices, https://www.hess.com/sustainability/how-we-operate/tax-practices

42 Newmont (2022), 2021 Taxes and Royalties Contribution Report, https://s24.q4cdn.com/382246808/files/doc_downloads/2022/sustainability/newmont-2021-tax-report.pdf

43 Repsol (2021), Tax Contribution Report, https://www.repsol.com/content/dam/repsol-corporate/en_gb/sostenibilidad/responsible-tax-policy/2021-tax-contribution-report.pdf

44 Rio Tinto (2022), Country-by-Country Report 2021, https://www.riotinto.com/search/documents#main-search_e=0&main-search_sxatags=Taxes%20Paid%20Reports.

45 Shell (2022), Tax Contribution Report 2021, https://reports.shell.com/tax-contribution-report/2021/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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46 South32 (2022), Tax Transparency and Payments to Governments Report 2022, https://www.south32.net/docs/default-source/all-financial-results/2022-annual-reporting-suite/tax-transparency-and-payments-to-governments-report-2022.pdf?sfvrsn=4d89b0f6_2

47 Teck (2021), 2020 Economic Contribution Report, https://www.teck.com/media/Teck-2020-Economic-Contribution-Report.pdf

48 Total (2021), Tax Transparency Report 2019-2020, https://totalenergies.com/sites/g/files/nytnzq121/files/documents/2022-03/Tax_transparency_report_2019_2020.pdf

49 The B Team (2021), The B Team Responsible Tax Principles in Action: Shell‘s Dedication to Building Trust Among All Stakeholders, https://bteam.org/our-thinking/news/the-b-team-responsible-tax-principles-in-action-shells-dedication-to-building-trust-among-all-stakeholders

50 Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX%3A32013L0036

51 FACT Coalition (2021), House Takes Historic Step in Advancing Corporate Tax Transparency, https://thefactcoalition.org/house-takes-historic-step-in-advancing-corporate-tax-transparency/; H.R.3007 - Disclosure of Tax Havens and Offshoring Act, https://www.congress.gov/bill/117th-congress/house-bill/3007; https://www.congress.gov/bill/117th-congress/house-bill/1187

52 Directive 2013/34/EU of the European Parliament and of the Council of 26 June 2013 on the annual financial statements, consolidated financial statements and related reports of certain types of undertakings, amending Directive 2006/43/EC of the European Parliament and of the Council and repealing Council Directives 78/660/EEC and 83/349/EEC Text with EEA relevance, https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX:32013L0034

53 Australian Department of the Treasury (2022), Budget Measures: Budget Paper No. 2, 17, https://budget.gov.au/2022-23-october/content/bp2/index.htm

54 FACTI (2020), Financial Integrity for Sustainable Development, https://factipanel.org/news/facti-panel-report-has-been-published

55 UNPRI (2020), Public Country-by-Country Reporting (CBCR) Requirements in the EU, https://dwtyzx6upklss.cloudfront.net/Uploads/u/m/t/investorsignonletteronpubliccbcr_signatories_final_758353.pdf

56 FACT Coalition (2021), 66 Investors with $2.9 trillion in Assets Under Management Show Support for the Disclosure of Tax Havens and Offshoring Act, https://thefactcoalition.org/64-investors-with-nearly-2-9-trillion-in-assets-under-management-show-support-for-the-disclosure-of-tax-havens-and-offshoring-act/

57 FACT Coalition (2022), Microsoft, Cisco Shareholder Votes Demonstrate Increasing Investor Demand for Tax and Offshore Transparency, https://thefactcoalition.org/microsoft-cisco-shareholder-votes-demonstrate-increasing-investor-demand-for-tax-and-offshore-transparency/

58 FTSE Russell (2021), Global trends in corporate tax disclosure, 8, https://content.ftserussell.com/sites/default/files/global_trends_in_corporate_tax_disclosure_final_2.pdf; MSCI ESG Research LLC (2022), MSCI ESG Ratings Methodology: Tax Transparency Key Issue, https://www.msci.com/documents/1296102/34424357/MSCI+ESG+Ratings+Methodology+-+Tax+Transparency+Key+Issue.pdf/f5b93df6-475c-25c7-db7f-26a6da3d703a?t=1666182603072

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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